

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 13, 2017

Via E-mail
McCord Christensen
Chief Executive Officer
PetIQ, Inc.
500 E. Shore Drive, Suite 120
Eagle, Idaho 83616

> **Re:** **PetIQ, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 11, 2017**
> **File No. 333-218955**

Dear Mr. Christensen:

We have reviewed your amendment registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

The Transactions,
Resulting Structure, page 16 and 39

1. We note your disclosure that following the transactions you will have a minority economic interest in HoldCo. Considering you will have majority interest in HoldCo both before offering and after offering, revise your disclosures as appropriate.

Capitalization, page 44

2. We note you have presented 10 million shares of Class A common shares at par value of $0.001 per share in the as adjusted before the offering column. Based on your disclosure on page 38, it appears that you have 6,035,083 shares of Class A common stock outstanding before the offering, comprised of 419,102 shares held by Employee Owners and 5,615,981 shares held by Certain Sponsors. Please revise the as adjusted before offering Class A common stock in the capitalization table. Please also revise

this disclosure in the unaudited consolidated balance sheet on page 49. If you believe Class A shares presented are appropriate, explain how you derived the number of shares and why revision is not required.

Unaudited Pro Forma Consolidated Financial Information, page 47

3. You disclose that the Registrant will purchase 5,666,667 newly issued LLC Interests from HoldCo. This statement is not consistent with the disclosure on page 42 that states 2,169,167 newly issued LLC interests will be purchased from HoldCo. Please revise or advise.

Unaudited Pro Forma Consolidated Statement of Operations for the Quarter Ended March 31, 2017, page 51

4. You have computed your pro forma net earnings per share as adjusted before the offering based on the weighted average shares of Class A common stock of 9,532,582 shares. Please tell us how you determined this amount. Based on your disclosure on page 38, it appears that you have 6,035,083 shares of Class A common stock outstanding before the offering. Please advise or revise here and on page 52. Accordingly, please also revise the basic and diluted earnings per share on page 51 and 52, as necessary.

Unaudited Pro Forma Consolidated Statement of Operations for the Year Ended December 31, 2016, page 52

5. In footnote 2, you state the allocation of net income to the noncontrolling interests is calculated by first allocating $1.4 million associated with the pro forma tax distributions based on pre-tax income. However, since a net loss was realized during the period, it appears that this disclosure of the $1.4 million tax distribution is not applicable when computing the net income attributable to noncontrolling interest for the period. Please revise the disclosures as necessary or advise.

PetIQ, Inc.
Notes to Unaudited Balance Sheets as of March 31, 2016, page F-3

6. Please revise to disclose the impact of the stock split and changes to the authorized shares subsequent to the balance sheet date. Please also revise the footnote disclosure for the year ended December 31, 2016.

PetIQ, LLC and Subsidiaries
Notes to Consolidated Financial Statements
Note 8—Pro forma financial information, page F-17 and
Note 11—Pro forma financial information and page F-33

7. You disclose that the pro forma weighted average shares outstanding includes Class A common stock of PetIQ, Inc. that will be outstanding after the Transactions, but before the offering. However, pro forma weighted average shares of Class A common stock outstanding disclosed on page F-8 and F-20 appear to include all outstanding shares after the offering of 11,701,750 shares. Please revise or advise.

8. You refer to the computation of loss per share "before the application of the proceeds of the offering." Please clarify how this disclosure is appropriate or revise as necessary.

Exhibit 23.1

9. Please revise to provide consents from your auditors that refer to the audit reports dated February 24, 2017 for PetIQ LLC and May 19, 2017 for PetIQ, Inc. respectively.

You may contact Myra Moosariparambil at (202) 551-3796 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Killoy at (202) 551-7576 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel
and Mining

cc: James Junewicz, Esq.
       Winston & Strawn LLP